Fama Cash is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1M goal

FAMA CASH

Fama Cash

Mobile wallet marketplace

Small OPO · Alpharetta, GA · Financial Services
Accepting International Investment

Chat

INTRODUCING FAMA CASH



Chat

WHY WE'LL OUTSHINE THE COMPETITION

Famacash is an independent platform unlike Apple Pay, Samsung Pay or Google Pay. As a mobile and open digital payments marketplace, we will give customers and merchants the **flexibility to use multiple services from one company**. Fama provides products for all components of the payments ecosystem, including local and international money transfer, airtime recharge, bill payment, savings and emergency accounts, cash advances, gift cards, deals, coupons, as well as merchant processing and big data services -- **all from one, easy to use, private label and white label solution.**

Chat

All of our software is home grown and we are continuously developing new software to stay ahead of the competition.

Investment

We are looking to raise $1,000,000.

Each share is $1.00/share | $1,000,000 goal

Pre-Money Valuation is $16.3M

Perks

If you invest $50,000.00, you will receive an unlocked iPhone 7.

If you invest $100,000.00, you will receive an Apple Macbook Pro.

Disclaimer

The price of the shares merely reflects the opinion of the Company as to what would be fair market value. All investments entail risks. There is no guarantee that Company will achieve the desired results under all market conditions and each investor should evaluate its ability to invest for a long term. No representation is being made that product or strategy will or is likely to achieve profits, losses, or results similar to those discussed if any. This information is provided with the understanding that with respect to the material provided herein, that you will make your independent decision with respect to any course of action in connection herewith and as to whether such course of action is appropriate or proper based on your judgment, and that you are capable of understanding and assessing the merits of a course of action. We have not undertaken any efforts to produce a valuation of the Company.

We believe that our innovation and commitment to providing our customers with a reliable, secure and efficient product will garner the confidence of our shareholders.



Payments Processing

The handling of electronic payment transactions for merchants. Merchant processing activities involve obtaining sales information from the merchant, receiving authorization for the transaction, collecting funds and sending payment to the merchant.


Coupons

mCoupons

Mobile Coupons (mCoupons) are a mobile solution that enables customers to receive, save and redeem coupons on their mobile phones. The mCoupon application from Fama is further integrated with the Fama payment platform and social media to extract, save and redeem coupons at the point of sale, anywhere and anytime.


Deals
UPTO 80% OFF
Cyber Monday Deals Return in November 2017

mDeals

Deals are similar to Groupon deals in which merchants sell goods and services at a significant discount. Customers buy these offers ahead of time and come to the store to redeem the deal. We are different than Groupon -- We don't charge merchants 40% of their sale and we don't force them to make a big price cut.


Send Gift Card
Slide to Send Gift

mGift Cards

M-gift cards work just like regular Gift Cards, except a digital card with a code is emailed or sent by SMS to the recipient. A copy of the m-Gift Card will also be sent to the purchaser as confirmation of successful delivery. M-Gift Cards are used just like regular gift cards, both online and in stores.


Bank Transfer
Slide to Send Money


Airtime Top Up
Slide to Proceed


Wallet Transfer
Slide to Send Money


Send Cash
Slide to Proceed

Remittances

A transfer of money by a foreign worker to an individual in his or her home country. Money sent home by migrants competes with international aid as one of the largest financial inflows to developing countries. In 2016, according to the World Bank Report, $540 billion was spent in global remittance.

Global Airtime Top-Up

Airtime transfer is just like a gift card. It enables customers to top up the mobile phone of friends or relatives. The recipient must have a prepaid mobile account and the person who initiates the top-up can get this over the Internet, in a retail outlet or from a mobile phone wallet. Fama will accomplish this through direct connection with local aggregators.

Person-to-Person Payment (P2P)

Person-to-person transactions are conducted by the average consumer many times per year; examples of these transactions include sending money to a child at college, paying a friend back for your share of a lunch bill, paying the babysitter and sending money to family or friends.

Cross-Border & Domestic Bill Payment

An online and mobile service that allows you to pay your bills through your Fama Account. You can set up one-time payments, schedule future payments or create recurring payments from your Fama cash, savings account, checking account, safe balance banking account or from your home equity line of credit.

Chat

OVERVIEW OF FEATURES


$1000
+$250
SECURE

- Send money to someone locally or internationally
- Buy airtime minutes for families in 200 countries
- Pay bills
- Send gift cards locally or internationally
- Receive coupons and deals from favorite merchants
- Visit agent/merchant locations to load cash into Fama account
- Withdraw cash from you Fama account
- More great features to be added

Chat

We offer a marketplace with multiple solutions -- Fama offers unbanked and banked customers a convenient and economic way to send money to anyone within the United States and many countries around the world. Customers can recharge their mobile phone in 200 countries. **Merchants can process and receive mobile payments in real time and within minutes, create and push m-coupons, set up m-gift cards, m-loyalty points, and location-based deals**. All of Fama's solutions work within the United States and abroad through a direct or indirect network. We are an innovative provider for cross country customer m-commerce and engagement. With a white-label platform, we also provide consultancy, big data and mobile marketing managed services for mid-size and large retailers.

ASSESSING THE MARKET AND INDUSTRY

Year after year, the opportunity for mobile payments growth and usage has continued to expand. Current consensus is that the worldwide mobile payment opportunity stands at about USD $620 billion. This opportunity has the potential to exceed over USD $1 trillion by 2019. In terms of number of users of mobile payments, this figure currently stands at fewer than 500 million users and is projected to be just under 900 million users by 2019 (Sources: Bloomberg, Statista, US Aid, 2016). **Considering that there are currently over 6 billion cell phones in the world, however, this figure of 900 million may be under-estimated.** Regardless of the accuracy of these estimates, it is indisputable that mobile payments represent a massive opportunity in the great majority of the world's markets, both in the short and the long term.

Chat

Mobile payments present an opportunity not only for the sort of transactions that are already part of traditional financial services, but also to capture small ticket transactions that have traditionally been carried out using cash. Mobile value-added services will provide an incentive for the consumer to use a mobile payment in lieu of cash.

The market for global mobile wallets is growing steadily and we believe it is conducive to the vision of Famacash. According to Allied Market Research, the global mobile wallet market is expected to reach $5 trillion by 2020, growing at a CAGR of 127.5% from 2013 to 2020. **Additionally, close to half of U.S. smartphone owners (around 113 million people) used a mobile wallet in 2017 and this number is expected to keep growing.**


FORECAST: Mobile Share of E-Commerce
PC commerce
M-commerce
$700
$600
$500
$400
$300
$200
$100
$0
$Billions
2013
2014
2015E*
2016E*
2017E*
2018E*
2019E*
2020E*
BI INTELLIGENCE
Source: US Census Bureau, comScore, Statista, BI Intelligence Estimates*

FAMA CASH APP

Chat

A customer can send money to someone locally or internationally using three different channels: i) the Famacash mobile app, ii) the Famacash online app, iii) the Famacash agent locations. A customer can buy airtime minutes for families in 200 countries. A customer can pay bills. A customer can send a gift card to someone locally or internationally. A customer receives coupons and deals from favorite merchants. An unbanked customer can go to one of our agent/merchant locations and load cash into his/her Fama account. A customer can withdraw cash from our agent locations. **Very soon a customers will be able to save money in a saving or emergency account and will earn interest from their deposit.** In the future, Famacash aspires to offer loans to customers and merchants.


AT&T
9:23 AM
66%
Amit
USD 1000.00
Pay
Add Money
Passbook
Accept Money
Cash Pickup
Airtime
Wallet Transfer
Bank Transfer
Third Party Transfer
Gift Card
Recent Transaction
Airtel
Airtel
Home
Accounts
Profile
More


AT&T
9:23 AM
66%
Amit
USD 1000.00
Pay
Add Money
Passbook
Accept Money
Cash Pickup
Airtime
Wallet Transfer
Home
Accounts
Redeem
More

Chat

FUTURE

Chat

Competition

FAMA recognizes that the payments industry is a highly competitive one. Players in the mobile wallet market include mobile platform providers such as Google and Apple; retailers and merchants such as Wal-Mart, Target, and Starbucks; payment providers such as Visa, Master Card, and Discover; mobile network operators such as Sprint, Verizon, and T-Mobile; banks such as U.S. Bank, Chase, and Bank of America; and software startups such as Square, Softcard, and Paypal. The global mobile wallet applications market includes mobile commerce, mobile ticketing, mobile coupons, mobile transfer, and micropayments. However, there are two main issues that are unaddressed by the current players in the market. First, mobile phones are multifunctional devices that allow for a variety of communication methods, from ubiquitous voice and SMS channels to more sophisticated software applications or web browsers. However, to be a viable solution for mobile money, the channel should ideally be universally available to every type of mobile phone as well as secure. In the United States, all services are solely smartphone based and cannot be accessed through all phones. Secondly, there have been a number of players such as Apple, softcard, Google, and PayPal, in the market finding nominal success with their mobile wallet applications. However, with consumer adoption expansion, it will be important to offer a more valuable wallet with more functionality, personalization and integration without compromising security.

YEAR 1

Consumers will receive foreign remittance and e-gift cards as they will receive personalized offers and discounts from local merchants. In phase one, Fama will enable consumers to send and receive money and e-gift cards, bill payments, airtime top-up, merchant payments, online payments, e-ticketing, check deposit and receive coupons and offers. Fama will enable merchants to push coupons, e-gift cards, and rewards point to consumers as well as receive mobile and online payments.

YEAR 2

Famacash will offer restaurant ordering, online booking, and mobile shopping and a mobile credit card. For merchants, Fama will offer full-service POS (point-of-sale) solutions.

YEAR 3

Fama will add more innovative features to generate more revenues and sales. For instance, the company will add a buy/sell platform where consumers will be able to buy and sell used products (similar to eBay) and establish a Fama mobile marketplace, where goods will be sold online like Amazon. Fama, Inc. would also like to pursue wearable devices manufacturing and software applications that can be bundled together for solving the daily problems of consumers and merchants. Overall, the company would pursue new innovative mobile technology in order to always focus on staying ahead of their competition.

Chat

SHARING OUR SUCCESS

Our Famacash journey has led us to complete an entire platform which allows customers and agents to perform financial transactions via our mobile app and web-based interfaces. Clients and agents can send and receive money to and from 50 countries and have the option to either deposit to a bank account, cash pick, or send to a mobile wallet. Customers will be able to buy gift cards, purchase deals, redeem coupons, pay bills, cash in or cash out, and get cash back. In November 2017, we plan to roll out the taxi calling and Fama driver platform as we continue to evolve into the go-to service for customers' finance. We have chosen to engage in a crowd-funding round in place of venture capital at this particular stage. We have a vision, robust strategy, a dynamic product, qualified leadership and the ability to attract the best minds in the industry as we move forward. We are currently seeking the financial resources to bring our product to market.

Chat

OUR ACHIEVEMENTS

1. Development of platform is scheduled to complete in July

Chat

2. Licensed to send money from all 50 states and EU countries
3. Global presence with team members and banking partners
4. Ability to send money to mobile wallets in Asia and Africa

Chat

5. Registered as a wholly-owned subsidiary in India, UK, Bangladesh
6. A white-label-ready platform for retailers

Chat

Founded in 2015

Famacash was born with $500k seed funding

Famacash was registered on July 10, 2015

September 2015

Development Begins!

The Famacash team begins the journey of developing the groundbreaking app.

June, 2017

Famacash Launches on StartEngine!

Famacash seeks $1M from everyday investors.

July 30, 2017

Version 1 Complete!

The Famacash team completes development for the first version of the app. (ANTICIPATED)

August 15, 2017

Famacash app is LIVE on Apple store and Google Play

Next stop: a $5M raise from Regulation A+ crowdfunding (ANTICIPATED)

August 30, 2017

Beta Stage Begins

Famacash will enter a feature-rich beta phase ready to be tested. (ANTICIPATED)

September 30, 2017

Marketing Plan Launched

The Famacash team launches a marketing plan with the goal of reaching the masses with the ultimate financial tool. (ANTICIPATED)

Chat

Chat

Meet the Founder



Dr. Saiful Khandaker

CEO & Founder

Dr. Khandaker has been the CEO of FAMA since 2015. Prior to FAMA, Dr. Khandaker was CEO of Freebee Pay, an innovative loyalty and shopping solution that also integrated charity payments into its product offering. Also co-founder of Beekash Payment Systems, LLC, and a payment gateway system that enabled processing for Credit & Debit cards, e-Checks, and Bitcoin transactions for worldwide online retailers. Before FreebeePay and Beekash, Dr. Khandaker has designed and developed software applications for AT&T, Cingular Wireless, Cox Communications, BellSouth, Delta Airlines, GE, and many start-ups. Dr. Khandaker has a Doctorate degree in Organizational Leadership, a Master's of Science degree in Technology Management, and a Bachelor of Science degree in Computer Information Systems. He received Top 5 Mobile Innovation Award in 2011 by the Wireless Technology Forum of Georgia and Top 40 Innovation Award in 2012 by the Technology Association of Georgia. Position held in past three years: July 2015 - present CEO, Fama, Inc. November 2009 - June 2015 CEO, FreebeePay, Inc.

Chat

Chat

And the Rest of the Team



Hussain Shirazie

EVP Asia & Middle East

Hussain has been the EVP Asia & Middle East of FAMA since September 2016. He was responsible for the Standard Chartered Bank's transaction banking business based out of Dhaka, Bangladesh for the last three years ending March 16, 2016. The USD 140 million business comprising of a 41 member team covered all facets of the corporate transaction banking business. Prior to Bangladesh, he was based out of Bahrain for 6 years with added business and management responsibility for the Saudi Arabia, Oman, Qatar, Jordan and Lebanon markets. Earlier, he spent 4 years with HSBC in Sydney, Australia running their payments and cash management business and 5 years with Citibank starting in 1997 in Dubai as part of their corporate business and relationship management. Position held in past three years: September 2016 - present EVP Asia & Middle East, Fama, Inc. January 2012 - April 2016 Managing Director, Transactional Banking, Standard & Chartered Bank, Bangladesh



Rabiul Karim

EVP

Karim has been the EVP of FAMA since November 2015. He has held a senior level management position with a large retail chained company where he managed over 1800 employees. Karim is actively involved in the South Asian community. He has been elected as the chairman of FOBANA (Federation of Bangladeshi Association in North America), a non-profit parent organization for over 200 Bangladeshi Associations of North America. Karim is on the board of directors of the Pundra University of Science and Technology and the board of directors of Bangladesh Medical College. He earned a MBA from Wichita State University. Position held in past three years: July 2015 - present EVP, Fama, Inc. April 2008 - June 2015 Vice President, Baig & Karim, LLC

Chat

Offering Summary

Maximum 1,000,000 shares of common stock ($1,000,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Fama, Inc.
Corporate Address	13010 Morris Road, Building 1, Suite 600, Alpharetta, GA 30004
Description of Business	Famacash is a mobile financial services company. Using the Famacash app and website customers can send money, airtime, gift-cards, and deals. Merchants can push deals and coupons to customers using Fama.
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$1.00 per share
Minimum Investment Amount (per investor)	$500

Chat

Perks

$50,000+ investment will earn an unlocked iPhone 7

$100,000+ investment will earn an Apple Macbook Pro

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Chat

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Fama Cash to get notified of future updates!

Chat

Comments (0 total)

Add a public comment...

Post

Chat

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Chat